AMENDMENT TO THE COMPANY'S
                      RESTATED CERTIFICATE OF INCORPORATION

               The amendment amends the first paragraph of Article FOURTH of the Certificate of Incorporation to read in its entirety as follows:


                             FOURTH.  The  aggregate  number  of shares of stock
               which the Corporation shall have the authority to issue is 40,500,000 , of which 40,000,000 shares of the par value of $.01 per share shall be designated as Common Stock ("Common Stock"), and 500,000 shares of the par value of $.01 per share shall be designated as Preferred Stock ("Preferred Stock").


               Language deleted by the amendment has been crossed out and language added by the amendment has been underlined. The rest of Article FOURTH will remain unchanged.